Exhibit 99.7

English translation - For information purposes only

MDXHEALTH

Limited Liability Company

CAP Business Center
Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31
4040 Herstal
Belgium

Registered with the Register of Legal Persons
VAT BE 0479.292.440 (RLP Liège, division Liège)

Report of the Board of Directors
in accordance with ARTICLES 7:180 and 7:191

of the Belgian Companies AND ASSOCIATIONS Code

1.	Introduction

This report has been prepared by the board of directors of MDxHealth SA (the “Company”) in accordance with Articles 7:180 and 7:191 of the Belgian Companies and Associations Code (as amended from time to time) (the “Belgian Companies and Associations Code”). It relates to the proposal of the board of directors to issue a total number of 5,000,000 share options in the form of subscription rights (the “2022 Share Options”) in order to enable the Company to grant them to certain members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participants”), in the framework of a share option plan, called the “2022 Share Option Plan”, and the proposal of the board of directors to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants. The proposals will be submitted to an extraordinary general shareholders’ meeting to be held before a notary public (the “EGM”).

In accordance with Article 7:180 of the Belgian Companies and Associations Code, the board of directors provides in this report a justification of the proposed issuance of 2022 Share Options, with notably a justification of the proposed exercise price of the 2022 Share Options and a description of the consequences of the proposed issuance of 2022 Share Options for the financial and shareholder rights of the shareholders of the Company.

In accordance with Article 7:191 of the Belgian Companies and Associations Code, the board of directors also provides in this report a justification of the proposed dis-application of the statutory preferential subscription right of the existing shareholders and, insofar as required, of the existing holders of subscription rights (share options), for the benefit of the Selected Participants in connection with the proposed issuance of 2022 Share Options and a description of the consequences thereof for the financial and shareholder rights of the shareholders.

This report must be read together with the report prepared in accordance with Articles 7:180 and 7:191 of the Belgian Companies and Associations Code by the Company’s statutory auditor, BDO Réviseurs d’Entreprises SRL, a cooperative company with limited liability organised and existing under the laws of Belgium, with registered office at Da Vincilaan 9 E.6, 1930 Zaventem, Belgium, represented by Mr. Bert Kegels.

English translation - For information purposes only

2.	proposed issuance of the 2022 share options

The board of directors proposes to issue a total number of 5,000,000 2022 Share Options to the Selected Participants in order to achieve the following goals:

(a)	encourage, motivate and retain the Selected Participants;

(b)	enable the Company and its subsidiaries to attract and retain Members of the Personnel with the required experience and skills; and

(c)	link the interests of the Selected Participants closer to the interests of the shareholders of the Company by giving them the opportunity to share in the increase of the value of the Company.

The Company has used share options in the past as a form of incentive and compensation for members of the personnel. For an overview of the outstanding share option plans, see also below in section 6.1(b). As the available headroom under the currently outstanding plans is no longer sufficient, the board of directors proposes to create the 2022 Share Options. In order to enable the Company to grant the 2022 Share Options to the Selected Participants in accordance with the proposed terms and conditions of the 2022 Share Option Plan attached hereto as Annex A, the board of directors proposes to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants. The issuance of the 2022 Share Options and the resolution on the dis-application of the preferential subscription right shall be submitted to the EGM.

The main terms governing the 2022 Share Options can be summarized as follows:

(a)	Term of the 2022 Share Options: The duration of a 2022 Share Option shall be ten (10) years as of the date on which they are issued. The board of directors shall, however, have the right to shorten such term.

(b)	Form of the 2022 Share Options: The 2022 Share Options shall be issued as subscription rights in registered form.

(c)	Underlying shares: Each 2022 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2022 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the shares.

(d)	Dis-application of the statutory preferential subscription right: The board of directors proposes to dis-apply, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with Article 7:191 of the Belgian Companies and Associations Code.

(e)	Confirmation of the subscription to the 2022 Share Options by the Company: Subject to the dis-application of the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with Article 7:191 of the Belgian Companies and Associations Code, the Company shall be able to subscribe for the 2022 Share Options, with a view to creating a pool of outstanding 2022 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2022 Share Options for its own account.

English translation - For information purposes only

(f)	Issuance price of the 2022 Share Options: The 2022 Share Options will be granted free of charge.

(g)	Exercise price of the 2022 Share Options: The exercise price of a 2022 Share Option shall be determined by the board of directors of the Company on the date of the grant thereof.

Unless determined otherwise by the board of directors (or those to whom such power will have been delegated by the board of directors) prior to, at, or after the date of grant, the exercise price shall not be lower than the lower of (i) the price of the shares on the relevant regulated market on which the shares are listed and traded on the day prior to the date of grant of the relevant 2022 Share Option (should the shares be listed on Euronext Brussels, Euronext Brussels must be used as market of reference), and (ii) the average price of the shares on the relevant regulated market on which the shares are listed and traded during the period of 30 days preceding the date of grant of the relevant 2022 Share Option (should the shares be listed on Euronext Brussels, Euronext Brussels must be used as market of reference).

(h)	Vesting policy: Unless determined otherwise by the board of directors, the 2022 Share Options to be granted to a Selected Participant in a capacity other than the capacity of director of the Company shall vest in instalments of twenty-five percent (25%) per year during a period of four (4) years as of the date of grant of the relevant 2022 Share Options, as follows:

(i)	on the first anniversary date of the date of grant: 25%;

(ii)	during the second year from the date of grant: maximum 25%, i.e., maximum 50% in total over the first two years after the date of grant;

(iii)	during the third year from the date of grant: maximum 25%, i.e., maximum 75% in total over the first three years after the date of grant; and

(iv)	as from the fourth year from the date of grant: 25%, i.e., maximum 100% in total over the first four years after the date of grant.

During the second, third, and fourth years after the date of grant, the 2022 Share Options granted to a Selected Participant in any capacity other than the capacity of (non-executive) director of the Company shall vest on a quarterly basis.

The 2022 Share Options granted to a non-executive director of the Company shall all vest on the date of the ordinary general shareholders’ meeting that takes place in the calendar year following the calendar year in which the 2022 Share Options were granted, provided that on the date preceding the date of the former ordinary general shareholders’ meeting the mandate of such non-executive director of the Company has not terminated (without prejudice to section 7.1.3 of the 2022 Share Option Plan).

(i)	Exercisability: Provided that section 7.1.3 of the 2022 Share Option Plan is not applicable, all vested 2022 Share Options shall be exercisable during any exercise period as of and from the moment where such 2022 Share Options became vested 2022 Share Options.

A Selected Participant is allowed to exercise any vested 2022 Share Options during any exercise period following the exercisability date.

English translation - For information purposes only

(j)	Transferability of the 2022 Share Options: The 2022 Share Options granted to the Selected Participants will generally not be transferable (except in case of decease in the event of 2022 Share Options granted to a natural person and except if the board of directors decides otherwise).

(k)	Exercise of the 2022 Share Options: Each of the 2022 Share Options may be exercised starting as from the date of issuance until ten (10) years as of the date on which they are issued, at the times and in the manner specified in the 2022 Share Option Plan.

(l)	Increase of the share capital of the Company: Upon exercise of 2022 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2022 Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the 2022 Share Options, per share to be issued upon exercise of the 2022 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2022 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(m)	Issue premium: Any issue premium that will be booked in connection with the 2022 Share Option Plan shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

For the sake of completeness, the board of directors will submit to the EGM the approbation and ratification, insofar as required in accordance with article 7:151 of the Belgian Companies and Associations Code, of all clauses included in the 2022 Share Option Plan, which come into effect at the moment a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it), including, without limitation, the automatic accelerated vesting mechanism in the event of a “Takeover Bid” (as further defined in the 2022 Share Option Plan).

Insofar as required and applicable, the board of directors will also submit to the EGM for its approval that (i) the 2022 Share Options to be granted under the “2022 Share Option Plan” shall not be considered “variable remuneration”, “fixed remuneration” or “annual remuneration” within the meaning of the Belgian Companies and Associations Code (including, without limitation, for the purpose of articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 and 7:121 of the Belgian Companies and Associations Code) and the 2020 Corporate Governance Code (including, without limitation, for the purpose of provision 11 of the 2020 Corporate Governance Code), and that (ii) in accordance with article 7:91, 7:108 and 7:121 (as applicable) of the Belgian Companies and Associations Code, the EGM approves the vesting conditions and mechanisms of the 2022 Share Options, as included in the 2022 Share Option Plan.

English translation - For information purposes only

3.	Justification of the proposed issuance of 2022 share options

The board of directors of the Company deems the proposed issuance of the 2022 Share Options to be in the Company’s interest because, on the one hand, it enables the Company to receive new financial resources if and when the 2022 Share Options are exercised and, on the other hand, it enables the Company to offer to the Selected Participants a (potential) participation in the Company’s share capital, which, according to the board of directors, can be considered an appropriate tool to value the loyalty and motivation of the Selected Participants and to encourage such loyalty and motivation.

The Selected Participants that will be granted 2022 Share Options will also include the Company’s non-independent non-executive directors. This is contrary to provision 7.6 of the 2020 Belgian Corporate Governance Code, which provides that no share options should be granted to non-executive directors. The Company believes that this provision of the 2020 Belgian Corporate Governance Code is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows the Company to limit the portion of remuneration in cash that the Company would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. The Company is of the opinion that granting non-independent non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash enables the non-independent non-executive directors to link their effective remuneration to the performance of the Company and to strengthen the alignment of their interests with the interests of the Company’s shareholders. The Company believes that this is in the interest of the Company and its stakeholders. Furthermore, the Company believes that this is customary for directors active in companies in the life sciences industry.

For a more detailed description of the purpose and the objective of the proposed issuance of the 2022 Share Options, reference is made to Article 1 of the 2022 Share Option Plan attached hereto as Annex A.

Finally, the proposed issuance of the 2022 Share Options is also in line with the remuneration policy that, upon recommendation of the nomination and remuneration committee, was approved by the Company’s ordinary general shareholders’ meeting held on 27 May 2021.

For all of the above reasons, the board of directors believes that the proposed issuance of the 2022 Share Options is in the interest of the Company, its shareholders, and other stakeholders.

4.	justification of the proposed issuance price and exercise price of the 2022 share options

Pursuant to the terms and conditions of the 2022 Share Option Plan, the 2022 Share Options will be granted to the Selected Participants without any further consideration.

The exercise price of the 2022 Share Options shall be determined as summarised in section 2(g) of this report. For a detailed overview of the conditions concerning the price and exercise price of the 2022 Share Options, reference is made to Articles 5.1 and 5.2 of the terms and conditions of the 2022 Share Option Plan attached hereto as Annex A.

The board of directors considers the fall-back mechanism for the proposed exercise price of the 2022 Share Options to be justified, since (amongst other things) it limits the potential financial dilution to a certain extent and it enables the Company to obtain additional cash resources as mentioned above and further described below. In any event, the terms and conditions of the 2022 Share Options also allow for a different mechanism. This will allow the Company to set the exercise price in such a manner and with reference to such price points as shall be appropriate in order to take into account the tax and social security situation of the relevant Selected Participants and the ultimate goals of the 2022 Share Options Plan.

English translation - For information purposes only

Whether or not a 2022 Share Option will be exercised depends on the (sole) decision of the holder of the 2022 Share Option. Such decision will depend on the price of the share of the Company at the moment of the decision whether or not to exercise as compared with the exercise price of the 2022 Share Option, since essentially, the holder can realise a capital gain at the exercise of the 2022 Share Option if the price of the share of the Company at that moment is higher than the exercise price of the 2022 Share Option (not taking into account the possible tax related costs and assuming that the holder of the 2022 Share Option can sell the underlying share at such price on the market).

Upon exercise of the 2022 Share Options, the exercise price shall be booked as share capital and issue premium as further described in section 6.2 of this report.

Hence, in view of all of the foregoing, the board of directors believes that the proposed issue price and exercise price of the 2022 Share Options can be sufficiently justified.

5.	Justification of the dis-application of the preferential subscription right

The board of directors proposes to issue a total number of 5,000,000 2022 Share Options, to be offered to the Selected Participants, in accordance with the terms and conditions of the 2022 Share Option Plan.

Each 2022 Share Option shall entitle the Selected Participant to acquire one (1) share of the Company, to which the same rights and benefits as the outstanding shares of the Company are attached. All 2022 Share Options together entitle the holders thereof to subscribe for an aggregate 5,000,000 new shares of the Company, which equals to approximately 3.21% of the existing shares representing the share capital of the Company immediately prior to the issuance of the 2022 Share Options (assuming all the granted 2022 Share Options are fully exercisable and exercised under the terms and conditions of the 2022 Share Option Plan).

In order to be able to offer the 2022 Share Options to the Selected Participants in accordance with the proposed terms and conditions of the 2022 Share Option Plan, the board of directors proposes to dis-apply the statutory preferential subscription right of the Company’s existing shareholders and, insofar as required, of the Company’s existing holders of subscription rights (share options), for the benefit of the Selected Participants in accordance with Article 7:191 of the Belgian Companies and Associations Code.

For all of the above reasons, the board of directors is of the opinion that the proposed issuance of 2022 Share Options, with proposed dis-application of the statutory preferential subscription right, and notwithstanding the dilution following therefrom for the other shareholders and the holders of subscription rights (share options), is in the interest of both the Company and the existing shareholders and holders of subscription rights (share options).

6.	Certain financial consequences

6.1.	Introductory comments

The following paragraphs provide an overview of certain financial consequences of the proposed issuance of 2022 Share Options. For further information with regard to the financial consequences of the proposed issuance of 2022 Share Options, reference is also made to the report prepared in accordance with Articles 7:180 and 7:191 of the Belgian Companies and Associations Code by the statutory auditor of the Company, BDO Réviseurs d’Entreprises SRL.

English translation - For information purposes only

The actual financial consequences resulting from the proposed issuance of 2022 Share Options cannot yet be determined with certainty, as the final exercise price of the respective 2022 Share Options is still to be determined and will depend on the price of the Company’s shares on the relevant regulated market or trading platform prior to the date of the grant of the 2022 Share Options. In addition, whether or not certain financial consequences will materialise will depend on whether the 2022 Share Options will be granted to Selected Participants, and whether these 2022 Share Options will ultimately be exercised. The decision to exercise the 2022 Share Options is a decision that solely rests with the holder of the 2022 Share Options, and will likely be in function of the market price of the shares of the Company at the moment of exercise compared to the exercise price of the relevant 2022 Share Options (see also below).

Accordingly, the discussion herein of the financial consequences of the proposed issuance of the 2022 Share Options for existing shareholders is purely illustrative and hypothetical, and is based on purely indicative financial parameters (where relevant). The actual number of shares to be issued upon exercise of the 2022 Share Options and their exercise price may vary significantly from the hypothetical values used in this report.

Subject to the foregoing reservations, for the purposes of the illustration of some of the financial consequences and notably the dilution for the shareholders, the following parameters and assumptions were used:

(a)	At the date of this report, the share capital of the Company amounts to EUR 118,662,067.69 represented by 155,969,226 shares without nominal value, each representing the same fraction of the share capital, i.e., (rounded) EUR 0.7608. The share capital is entirely and unconditionally subscribed for and is fully paid-up.

(b)	Furthermore, the following 9,369,875 subscription rights issued by the Company are still outstanding at the date of this report (the “Share Options”):

(i)	264,000 outstanding share options issued under the form of subscription rights on 15 June 2012 (“May 2012 Share Options”) (which will expire after their ten (10) years term ending on 15 June 2022);

(ii)	516,000 outstanding share options issued under the form of subscription rights on 23 June 2014 (“2014 Share Options”);

(iii)	1,999,875 outstanding share options issued under the form of subscription rights on 19 June 2017 (“2017 Share Options”);

(iv)	2,990,000 outstanding share options issued under the form of subscription rights on 21 June 2019 (“2019 Share Options”) (of which 69,500 share options have not yet been granted); and

(v)	3,600,000 outstanding share options issued under the form of subscription rights on 27 May 2021 (“2021 Share Options”) (of which 430,000 share options have not yet been granted).

Each of the aforementioned Share Options entitles the holders thereof to subscribe for one new share of the Company upon exercise of the relevant Share Option. For the purpose of the full-dilution scenario calculations further below, it is assumed that all of the 9,369,875 outstanding Share Options (including the 69,500 outstanding 2019 Share Options and the 430,000 outstanding 2021 Share Options that can still be granted) have been effectively granted, have vested and are exercisable. On that basis, if all 9,369,875 Share Options were exercised, 9,369,875 new shares would need to be issued by the Company.

English translation - For information purposes only

(c)	Furthermore, on 23 September 2019, the Company entered into loan agreements with Kreos Capital VI (UK) Limited (“Kreos Capital”) with respect to a loan facility of up to EUR 9,000,000, which was fully drawn on 1 November 2019. The Company and Kreos Capital agreed that (i) a drawdown fee equal to 7% of the amounts drawn down under the loan agreements (being EUR 630,000 in aggregate) would remain outstanding as a payable (without accruing interest), and would be convertible into ordinary shares by means of a contribution in kind to the share capital of the Company at a price EUR 0.85 per share (the “DF Convertible Loan Payable”), (ii) according to an amendment to the loan agreements dated 19 October 2020, an amount of EUR 180,000 out of the EUR 9,000,000 loan facility would be convertible into ordinary shares by means of a contribution in kind to the share capital of the Company at a conversion price representing a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment (i.e., EUR 0.95) (rounded) (the “2020 Discretionary Convertible Loan Payable”), and (iii) according to an amendment to the loan agreements dated 19 April 2021, an additional amount of EUR 202,500 out of the EUR 9,000,000 loan facility would be convertible into ordinary shares by means of a contribution in kind to the share capital of the Company at a conversion price representing a 25% premium to the 30-day volume weighted average price ending 10 days prior to signing the amendment (i.e., EUR 1.41) (rounded) (the “2021 Discretionary Convertible Loan Payable”, and together with the DF Convertible Loan and the 2020 Discretionary Convertible Loan Payable, the “Kreos Convertible Loan Payables”). For the purpose of the full-dilution scenario calculations further below, it is assumed that the full amount of the Kreos Convertible Loan Payables have been converted into new shares of the Company, by means of contributions in kind to the share capital of the Company at their respective conversion prices per share. On that basis, 1,074,267 new shares would have to be issued by the Company to the benefit of Kreos Capital.

(d)	The hypothetical exercise price of the 2022 Share Options to be issued (to be determined as set out in paragraph 2(g) of this report) will be:

(i)	EUR 0.60 per 2022 Share Option (representing a discount of 17.36% against the closing price of the Company’s shares on Euronext Brussels on the trading day before the date of this report),

(ii)	EUR 0.80 per 2022 Share Option (representing a premium of 10.19% against the closing price of the Company’s shares on Euronext Brussels on the trading day before the date of this report), and

(iii)	EUR 1.10 per 2022 Share Option (representing a premium of 51.52% against the closing price of the Company’s shares on Euronext Brussels on the trading day before the date of this report).

(e)	Whether the outstanding Share Options, or the Kreos Convertible Loan Payables will be effectively exercised or converted will ultimately depend on the decision of the Share Options holder and Kreos Capital, respectively. Such decision will likely be in function of the market price of the shares of the Company at the moment of exercise or conversion, compared to their respective exercise or conversion prices. The holder of Share Options and Kreos Capital will likely not exercise or convert if the market price of the shares of the Company is less than the relevant exercise price or conversion price, respectively.

(f)	In order to reflect the maximum dilution below, it is assumed that none of the existing shareholders, holders of Share Options, or Kreos Capital will be granted with and will exercise the 2022 Share Options.

English translation - For information purposes only

6.2.	Evolution of the share capital, voting power, participation in the results and other shareholder rights

Each share in the Company currently represents an equal part of the share capital of the Company and provides for one vote in function of the part of the capital it represents. The issuance of the new shares upon exercise of the 2022 Share Options will lead to a dilution of the existing shareholders of the Company and of the relative voting power of each share in the Company.

The dilution relating to the voting right also applies, mutatis mutandis, to the participation of each share in the profit and liquidation proceeds and other rights attached to the shares of the Company, such as the statutory preferential subscription right in case of a capital increase in cash through the issuance of new shares or in case of the issuance of new subscription rights or convertible bonds.

Specifically, prior to the issuance of the 2022 Share Options (and the issuance of 9,369,875 new shares pursuant to the outstanding Share Options and the issuance of 1,074,267 new shares pursuant contribution in kind of the Kreos Convertible Loan Payables), each share of the Company participates equally in the profit and liquidation proceeds of the Company and each shareholder has a statutory preferential subscription right in case of a capital increase in cash or in case of the issuance of new subscription rights or convertible bonds. Upon the issuance of the new shares upon exercise of the 2022 Share Options, the new shares to be issued will have the same rights and benefits as, and rank pari passu in all respects with, the existing and outstanding shares of the Company at the moment of their issuance and delivery, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issuance and delivery of the shares. As a result (and to the extent the new shares will be issued and subscribed for pursuant to the exercise of the 2022 Share Options), the participation by the existing shareholders in the profit and liquidation proceeds of the Company and their holder’s statutory preferential subscription right in case of a capital increase in cash, shall be diluted accordingly.

The evolution of the share capital and the number of shares, with voting rights attached thereto, of the Company as a result of the exercise of the 2022 Share Options is simulated below and this in a scenario before the issuance of new shares pursuant to the exercise of the outstanding Share Options and the issuance of new shares pursuant to contribution in kind of the Kreos Convertible Loan Payables, as well as in a scenario after the issuance of new shares pursuant to the exercise of the outstanding Share Options and the issuance of new shares pursuant to contribution in kind of the Kreos Convertible Loan Payables.

Subject to the methodological reservations noted in paragraph 6.1, the table below reflects the evolution of the number of outstanding shares, assuming the exercise of all 5,000,000 2022 Share Options and the subsequent issuance of 5,000,000 new shares resulting from it.

English translation - For information purposes only

Evolution of the number of outstanding shares

	Exercise price
	EUR 0.60 per 2022 Share Option	EUR 0.80 per 2022 Share Option	EUR 1.10 per 2022 Share Option
Before exercise of the outstanding Share Options and contribution of the Kreos Convertible Loan Payables and after exercise of the 2022 Share Options
(A) Outstanding shares	155,969,226	155,969,226	155,969,226
(B) New shares to be issued upon exercise of the 2022 Share Options	5,000,000	5,000,000	5,000,000
(C) Total number of shares outstanding after (B)	160,969,226	160,969,226	160,969,226
(D) Dilution	3.11%	3.11%	3.11%

After exercise of the outstanding Share Options and contribution of the Kreos Convertible Loan Payables, but prior to the exercise of the 2022 Share Options
(A) Outstanding shares	155,969,226	155,969,226	155,969,226
(B) New shares to be issued upon exercise of the outstanding Share Options	9,369,875	9,369,875	9,369,875
(C) New shares to be issued upon contribution of the Kreos Convertible Loan Payables	1,074,267	1,074,267	1,074,267
(D) Total number of shares to be issued pursuant to (B) and (C)	10,444,142	10,444,142	10,444,142
(E) Total number of shares outstanding after (B) and (C)	166,413,368	166,413,368	166,413,368
(F) Dilution	6.28%	6.28%	6.28%

After exercise of the outstanding Share Options and contribution of the Kreos Convertible Loan Payables and after exercise of the 2022 Share Options
(A) Total shares after exercise of the outstanding Share Options and after contribution of the Kreos Convertible Loan Payables	166,413,368	166,413,368	166,413,368
(B) New shares to be issued upon exercise of the 2022 Share Options	5,000,000	5,000,000	5,000,000
(C) Total number of shares outstanding after (B)	171,413,368	171,413,368	171,413,368
(D) Dilution	2.92%	2.92%	2.92%

English translation - For information purposes only

Subject to the methodological reservations noted in paragraph 6.1, the table below reflects the evolution of the share capital, assuming the exercise of all 5,000,000 2022 Share Options and the subsequent issuance of 5,000,000 new shares resulting from it. The maximum amount of share capital increase (excluding issue premium) is computed by multiplying the number of new shares to be issued (i.e., 5,000,000) with the issue price in the first simulation, and, in the second and third simulations, with the fractional value of the shares of the Company (i.e., currently rounded EUR 0.7608 per share).

Evolution of the share capital(1)

	Exercise price
	EUR 0.60 per 2022 Share Option		EUR 0.80 per 2022 Share Option	EUR 1.10 per 2022 Share Option
Before exercise of the 2022 Share Options
(A) Share capital (in EUR)	118,662,067.69		118,662,067.69	118,662,067.69
(B) Outstanding shares	155,969,226		155,969,226	155,969,226
(C) Fractional value (in EUR) (rounded)	0.7608		0.7608	0.7608

Exercise of the 2022 Share Options
(A) Increase of share capital (in EUR)(2)	3,000,000.00		3,804,000.00	3,804,000.00
(B) Number of new shares issued	5,000,000		5,000,000	5,000,000

After exercise of the 2022 Share Options
(A) Share capital (in EUR)	121,662,067.69		122,466,067.69	122,466,067.69
(B) Outstanding shares	160,969,226		160,969,226	160,969,226
(C) Fractional value (in EUR) (rounded)	0.7558	(3)	0.7608	0.7608

Notes:

(1)	This simulation does not take into account the outstanding Share Options or the shares issuable upon contribution in kind of the Kreos Convertible Loan Payables.

(2)	A portion of the issue price that is equal to the fractional value of the existing shares of the Company (being rounded EUR 0.7608 per share) shall be booked as share capital. The portion of the issue price in excess of the fractional value shall be booked as issue premium.

(3)	In such simulation, the exercise price would be below the fractional value of the existing shares of the Company (i.e., (rounded) EUR 0.7608). Therefore, in accordance with Article 7:178 of the Belgian Companies and Associations Code, after the exercise of the 2022 Share Options, all of the Company’s outstanding shares will have the same fractional value, i.e., (rounded) EUR 0.7558.

English translation - For information purposes only

6.3.	Participation in the consolidated accounting net equity

The evolution of the consolidated accounting net equity of the Company as a result of the exercise of the 2022 Share Options is simulated below.

The simulation is based on the audited consolidated annual financial statements of the Company for the financial year ended on 31 December 2020 (which have been prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union (“IFRS”)). The consolidated accounting net equity of the Company as at 31 December 2021 amounted to EUR 43,305 (000) (i.e., USD 46,899 (000)1) or EUR 0.2776 (rounded) per share (based on 155,969,226 outstanding shares as at 31 December 2021). The simulation does not take into account any changes in the consolidated accounting net equity since 31 December 2021.

For further information on the Company’s net equity position on 31 December 2021, reference is made to the financial statements of the Company, which are available on the Company’s website.

Based on the assumptions set out above, as a result of the exercise of the 2022 Share Options, the Company’s accounting net equity on a consolidated basis, would be increased as indicated below:

Evolution of the consolidated accounting net equity

	Exercise price
	EUR 0.60 per 2022 Share Option	EUR 0.80 per 2022 Share Option	EUR 1.10 per 2022 Share Option
Consolidated net equity for FY 2021
(A) Net equity (in EUR ‘000) (rounded)	43,305	43,305	43,305
(B) Outstanding shares	155,969,226	155,969,226	155,969,226
(C) Net equity per share (in EUR ‘000) (rounded)	0.2776	0.2776	0.2776

Exercise of the 2022 Share Options
(A) Increase of net equity (in EUR ‘000)(1)	3,000	4,000	5,500
(B) Number of new shares to be issued	5,000,000	5,000,000	5,000,000

After exercise of the 2022 Share Options
(A) Net equity (in EUR ‘000) (rounded)(2)	46,305	47,305	48,805
(B) Outstanding shares	160,969,226	160,969,226	160,969,226
(C) Net equity per share (in EUR) (rounded)(2)	0.2877	0.2939	0.3032

Notes:

(1)	Consisting of the amount of the capital increase and the amount of the increase of issue premium, as the case may be, but not reflecting that the accounting of this amount may be subject to further adjustments pursuant to IFRS or IAS 34.

(2)	Not taking into account changes in the consolidated net equity after 31 December 2021 (other than resulting from the exercise of the 2022 Share Options), nor taking into account the potential issuance of new shares upon exercise of outstanding Share Options or upon contribution in kind of the Kreos Convertible Loan Payables.

The table above demonstrates that the issuance of the 5,000,000 2022 Share Options and the subsequent exercise of all 2022 Share Options will, from a pure accounting point of view, lead to an increase of the amount represented by each share in the consolidated accounting net equity of the Company.

[1]	The reporting currency of the Company's financial statements is U.S. dollar. Amounts in U.S. dollar have been converted into euro at the currency exchange rate published by the European Central Bank on 20 April 2022, being EUR 1.00 for USD 1.0830.

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6.4.	Financial dilution

The evolution of the market capitalisation as a result of the exercise of the 2022 Share Options is simulated below.

Subject to the methodological reservations noted in paragraph 6.1, the table below reflects the impact of the exercise of the 2022 Share Options on the market capitalisation and the resulting financial dilution at various price levels, assuming the exercise of all 5,000,000 2022 Share Options and the subsequent issuance of 5,000,000 new shares resulting from it.

After close of trading on the day preceding the date of this report, i.e., 20 April 2022, the Company’s market capitalisation was EUR 113,233,658.08, on the basis of a closing price of EUR 0.7260 per share. Assuming that, following the exercise of the 2022 Share Options, the market capitalisation increases exclusively with the funds raised on the basis of the parameters set out above, the new market capitalisation would then be, respectively, EUR 0.7221, EUR 0.7283 and EUR 0.7376 per share (rounded). This would represent a (theoretical) financial dilution of 0.54% and value accretion of, respectively, 0.32% and 1.60% per share.

Evolution of the market capitalisation and financial dilution

	Exercise price
	EUR 0.60 per 2022 Share Option	EUR 0.80 per 2022 Share Option	EUR 1.10 per 2022 Share Option
Market capitalisation before exercise of the 2022 Share Options(1)
(A) Market capitalisation (in EUR)	113,233,658.08	113,233,658.08	113,233,658.08
(B) Outstanding shares	155,969,226	155,969,226	155,969,226
(C) Market capitalisation per share (in EUR)	0.7260	0.7260	0.7260

Exercise of the 2022 Share Options
(A) Exercise of the 2022 Share Options (in EUR)	3,000,000.00	4,000,000.00	5,500,000.00
(B) Number of new shares issued pursuant to (A)	5,000,000	5,000,000	5,000,000

Market capitalisation after exercise of the 2022 Share Options (1)
(A) Market capitalisation (in EUR)	116,233,658.08	117,233,658.08	118,733,658.08
(B) Outstanding shares	160,969,226	160,969,226	160,969,226
(C) Market capitalisation per share (in EUR) (rounded)	0.7221	0.7283	0.7376

Dilution	0.54%	(0.32)%	(1.60)%

Notes:

(1)	At the date of this report and not taking into account the potential issuance of new shares upon exercise of outstanding Share Options or the contribution in kind of the Kreos Convertible Loan Payables.

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6.5.	Other financial consequences

It is expected that, in the context of the Company’s consolidated financial statements in accordance with the IFRS, the 2022 Share Options will be accounted for in accordance with (among others) IFRS 2 (“Share-based payment”). The actual application of the reporting standard, the timing of initial recognition and the valuation of the 2022 Share Options are still to be determined and assessed. The actual amount will ultimately depend on the actual exercise price of the relevant 2022 Share Options.

For a further discussion on the financial consequences of the proposed issuance of the 2022 Share Options and their subsequent exercise, the board of directors refers to the report prepared in connection therewith by the statutory auditor of the Company.

*	*	*

Done on 21 April 2022.

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On behalf of the board of directors,

	[SIGNED]		[SIGNED]
By:		By:
	Director		Director

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ANNEX A

2022 SHARE OPTION PLAN

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Free English translation

This English version of the 2022 Share Option Plan of MDxHealth SA is a free translation of the original French version. In case of discrepancies between the original French version and this English version, the original French version shall prevail.

2022 SHARE OPTION PLAN

MDXHEALTH SA

MDxHealth SA ● Rue d’Abhooz 31 - CAP Business Center, 4040 Herstal, Belgium

www.mdxhealth.com ● Tel (32) 4.257.70.21 ● Fax (32) 4.259.78.75

TVA BE 0479.292.440 RPM (Liège) ● KBC Bank 736-0304341-19

English translation - For information purposes only

ARTICLE 1 – PURPOSE OF THE PLAN

This 2022 Share Option Plan (the “Plan”) describes the general terms and conditions of the Share Options that the Company may grant to the Selected Participants.

The aim of the Plan is to realise the following corporate and human resources goals:

(i)	encourage, motivate and retain the Selected Participants;

(ii)	enable the Company and its Subsidiaries to attract and retain Members of the Personnel with the required experience and skills; and

(iii)	link the interests of the Selected Participants closer to the interests of the shareholders of the Company by giving them the opportunity to share in the increase of the value of the Company.

ARTICLE 2 – DEFINITIONS AND INTERPRETATION

The following terms shall have the following meaning for the purpose of the Plan:

Belgian Companies and Associations Code	the Belgian Companies and Associations Code of 23 March 2019 (as amended from time to time).

Beneficiary	With respect to a natural person, a person validly designated by the Selected Participant, being either the Selected Participant’s spouse, or the cohabiting partner, or legal heirs, in order to exercise the rights of the Selected Participant under the Plan after the death of the Selected Participant. Designation, revocation and re-designation of a Beneficiary must be done in writing in accordance with the applicable law. In the absence of any valid designation, the heirs of the Selected Participant in accordance with the applicable law of inheritance shall be deemed to be the Beneficiary. In the event that there are several heirs, all heirs acting jointly or one person designated by all heirs acting jointly shall be deemed to be the Beneficiary.

Board of Directors	The board of directors of the Company.

Business Day	A day on which banks are open for business in Belgium, excluding Saturdays and Sundays.

Company	MDxHealth SA, a company established under Belgian law, having its registered office at Rue d’Abhooz 31 - Cap Business Center, 4040 Herstal, Belgium, registered with the register of legal persons under number 0479.292.440.

Control	The possibility de facto or de jure to exercise a decisive influence over the appointment of the majority of the members of the Board of Directors or the general orientation of the Company’s governance, as determined in articles 1:14 and following of the Belgian Companies and Associations Code.

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Date of Grant	The date on which the offer of the Share Options to a Selected Participant is made.

Date of Issuance	The date on which the Share Options will be issued pursuant to a resolution of the Extraordinary General Shareholders’ Meeting, i.e. 25 May 2022, or in case of absence of the required attendance quorum at such meeting, 30 June 2022.

Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement	The effective date of termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement for whatever reason, with the exception of a termination of a management agreement immediately followed by the signing of an employment agreement, a new management agreement or a similar agreement with the Company or a Subsidiary, a termination of an employment agreement immediately followed by the signing of a new employment agreement, management agreement or similar agreement with the Company or a Subsidiary, and the termination of a Director’s mandate immediately followed by the re-appointment as Director.

Director	A member of the board of directors of the Company or a Subsidiary.

Exercise Period	The period during which the Selected Participant can exercise the Share Options granted to him/her, provided and to the extent that the Share Options are exercisable in accordance with the conditions set forth in the Plan and in any other arrangement that may exist between the Selected Participant and the Company.

Exercise Price	The price at which each Share subject to a Share Option may be acquired/subscribed for upon the exercise of that Share Option.

Extraordinary General Shareholders’ Meeting	The extraordinary general shareholders’ meeting of the Company held before a notary public at the occasion of which the Share Options are issued by the Company.

Member of the Personnel	A member of the personnel of the Company or a Subsidiary as defined under article 1:27 of the Belgian Companies and Associations Code.

Notification	A written letter sent to the official domicile or registered office of the addressee by means of (i) a courier with notice of receipt, (ii) a registered letter or (iii) an e-mail sent to the addressee’s e-mail address. The date of the Notification is: (i) the date of signing for receipt, or (ii), in the absence thereof, the postmarked date of the registered letter, or (iii) the date of sending of the e-mail, provided that the e-mail was sent to the correct e-mail address of the addressee.

Plan	The present 2022 Share Option Plan.

Public Takeover Bid	The official notification by the FSMA of a public takeover bid within the meaning of article 3 § 1, 1° of the Belgian Act of 1 April 2007 on public takeover bids, as amended (or within the meaning of any other subsequent legislation replacing, amending or completing the foregoing).

English translation - For information purposes only

Selected Participant(s)	Any Member of the Personnel to whom Share Options will be granted pursuant to, or under, this Plan.

Share	A share of the Company, representing the share capital of the Company.

Share Option	A subscription right issued by the Company entitling the Selected Participant to acquire/subscribe for one (1) Share pursuant to the Plan during a certain period at a certain price.

Share Option Price	The price, if any, which the Selected Participant owes to the Company for the acquisition of the Share Option itself.

Subsidiary	Any company or organization which is directly or indirectly under the Control of the Company.

Transfer – Transferring	Any transaction under living persons which has as its purpose the sale, acquisition, granting or accepting of options, exchange, waiver, contribution to a company, transfer in any manner whether or not for consideration, the giving of payment or pledge, or the acceptance of payment or pledge, or generally any agreement which has as its object an immediate or future transfer of title.

Vested Share Options	Share Options that have become definitely acquired by the Selected Participant in accordance with the conditions set forth in the Plan, without prejudice to the possibility that the Share Options become void in cases where they are not exercised or can no longer be exercised pursuant to Plan.

Except insofar as the context otherwise requires, (i) words denoting the singular shall include the plural and vice versa and (ii) words denoting the masculine gender shall include the feminine gender and vice versa.

ARTICLE 3 - TYPE AND NUMBER OF Share OPTIONS

The total number of Share Options issued under the Plan is of five million (5,000,000).

Each Share Option shall entitle a Selected Participant to acquire one (1) Share.

The new Shares to be issued at the occasion of the exercise of the Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including with respect to entitlements to distributions and dividends, with the existing and outstanding Shares of the Company at the time of their issuance. They will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the Shares.

A new Share shall represent the same fraction of the capital of the Company as the other outstanding Shares of the Company at that moment.

ARTICLE 4 - ADMINISTRATION

The Board of Directors shall administer the Plan. The Board of Directors shall have the possibility to delegate its powers or certain of its powers to certain persons of the management and/or to certain committees that may be established by the Board of Directors, in compliance with the Belgian Companies and Associations Code and the Company’s Charter of Corporate Governance.

Subject to the provisions of the Plan and in as far as the decisions are in line with the purpose of the Plan, the Board of Directors is entitled to determine, define and interpret all rules, regulations or other measures required or desirable for the administration of the Plan. The Board of Directors may terminate the Plan at any time. Share Options granted prior to such termination shall remain valid and exercisable in accordance with the Plan.

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ARTICLE 5 - CONDITIONS OF THE Share OPTIONS

5.1 Share Option Price

Except where the Board of Directors decides otherwise, on a one to one basis, the Selected Participant shall owe no Share Option Price to the Company upon subscription for, or acceptance of, the Share Options.

5.2 Exercise Price

The Exercise Price of a Share Option shall be determined by the Board of Directors of the Company on the Date of the Grant thereof. Unless determined otherwise by the Board of Directors (or those to whom such power will have been delegated by the Board of Directors) prior to, at, or after the Date of Grant, the Exercise Price shall not be lower than the lower of (i) the price of the Shares on the relevant regulated market on which the Shares are listed and traded on the day prior to the Date of Grant (should the Shares or securities be listed on Euronext Brussels, Euronext Brussels must be used as market of reference), and (ii) the average price of the Shares on the relevant regulated market on which the Shares are listed and traded during the period of 30 days preceding the Date of Grant of the relevant 2022 Share Option (should the Shares or securities be listed on Euronext Brussels, Euronext Brussels must be used as market of reference).

Upon exercise of Share Options and issue of new shares, the aggregate amount of the exercise price of the Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the Share Option, per share to be issued upon exercise of the Share Option, would exceed the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the Share Option equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. In accordance with article 7:178 of the Belgian Companies and Associations Code, following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

5.3 Term (duration) of the Share Options

The duration of a Share Option shall be ten (10) years as of their Date of Issuance. However, the Board of Directors shall have the right to shorten this term. Unless a shorter term is provided by the Board of Directors, a Share Option is therefore (in any event) automatically null, void and of no value at 24:00 (midnight) on the tenth (10th) anniversary date of the Date of Issuance.

5.4 Registered nature

The Share Options are and shall remain registered, and shall be entered in the register of subscription right holders that shall be held at the registered office of the Company. The Company shall deliver to each Selected Participant and Beneficiary, free of charge, a certificate confirming that the Participant or Beneficiary is duly registered in the register of subscription right holders as owner of the Share Options.

5.5 Rights as a shareholder

The Selected Participant (in the Selected Participant’s capacity as holder of a Share Option) is not a shareholder of the Company, nor shall the Selected Participant have any rights or privileges, which as a rule belong to a shareholder of the Company, as long as the Share Options held by the Selected Participant have not been exercised.

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ARTICLE 6 – TRANSFER OF THE Share OPTIONS

6.1 Decease

In case the holder of a Share Option is a natural person, the following will apply: in the event of the decease of a Selected Participant, all Share Options (including the Vested Share Options at the time of decease) shall be transferred to the Beneficiary of the Selected Participant and shall be (or remain as far as the Vested Share Options are concerned) exercisable at the time and under the terms established in this Plan.

6.2 Transferability of the Share Options

Except for the transfer contemplated under article 6.1 above and except if the Board of Directors were to allow a Transfer of the Share Options, the Share Options cannot be Transferred by a Selected Participant once they have been granted to a Selected Participant.

ARTICLE 7 - EXERCISE OF THE Share OPTIONS

Share Options can only be exercised during an Exercise Period (as specified in article 7.2 below) provided and to the extent that they have become Vested Share Options and have become exercisable (in accordance with article 7.1 below) prior to or during a certain Exercise Period.

7.1 Vesting and exercisability of the Share Options

The vesting schedule of a Share Option, i.e. the dates and conditions upon which it shall become a Vested Share Option, shall be as set forth in this Plan, except where, for Share Options granted to Selected Participants in any capacity other than the capacity of director of the Company, the Board of Directors determines otherwise and, for Share Options granted to Selected Participants in their capacity of director of the Company, the general shareholders’ meeting determines otherwise. The vesting schedule and the period before a Share Option can become exercisable can therefore be shorter than the periods as referred to below in this article 7.1.

7.1.1	General vesting mechanism of the Share Options

Unless otherwise determined by the Board of Directors, the Share Options subscribed for by a Selected Participant in any capacity other than the capacity of director of the Company shall vest, i.e. become Vested Share Options, in installments of twenty-five percent (25%) per year during a period of four (4) years as of the Date of Grant, as follows:

●	on the first anniversary date of the Date of Grant: 25%;

●	during the second year from the Date of Grant: maximum 25%, i.e. maximum 50% in total over the first two years after the Date of Grant;

●	during the third year from the Date of Grant: maximum 25%, i.e. maximum 75% in total over the first three years after the Date of Grant;

●	as from the fourth year from the Date of Grant: 25%, i.e. maximum 100% in total over the first four years after the Date of Grant.

English translation - For information purposes only

During the second, the third, and the fourth years after the Date of Grant, the Share Options subscribed for by a Selected Participant in any capacity other than the capacity of (non-executive) director of the Company shall vest on a quarterly basis, i.e. for a number that bears the same proportion to the maximum number of Share Options that can vest during that period as the number of (full) quarters that have passed during said given period bears to the total number of quarters of that period. For example, one year and seven months after the Date of Grant, a maximum of 37.5% of the Share Options granted to a Selected Participant could be Vested Share Options.

Unless determined otherwise by the Extraordinary General Shareholders’ Meeting, non-executive directors of the Company that are not independent Directors shall not be entitled to a remuneration in cash, but shall each year be entitled to receive share options for a maximum of 10,000 Shares of the Company.

The Share Options granted to a non-executive director of the Company shall all vest, i.e. become Vested Share Options, on the date of the ordinary shareholders’ meeting that takes place in the calendar year following the calendar year where the Share Options were granted, provided that on the date preceding the date of the former ordinary shareholders’ meeting the mandate of such non-executive director of the Company has not terminated (without prejudice to section 7.1.3 of the Plan).

Notwithstanding the foregoing, all Share Options subscribed for by a Selected Participant shall automatically vest (if not yet vested) and become Vested Share Options in the event of a Public Takeover Bid.

7.1.2	Exercisability of the Share Options

The Selected Participants are allowed to exercise any Vested Share Options during any Exercise Period as of and from the moment where such Share Options became Vested Share Options. The rules set forth in section 7.1.3. below however prevail over the rules set forth in this section 7.1.2.

7.1.3	Consequences of termination of a Director’s mandate, employment agreement, management agreement or similar agreement

Without prejudice to the provisions of the following paragraphs and unless otherwise determined by the Board of Directors or the Chief Executive Officer (Managing Director) of the Company, when (i) the Director’s mandate of a Selected Participant is terminated for other reasons than for breach of his duties as a Director, (ii) the employment agreement of a Selected Participant is terminated for other reason than for serious cause, or (iii) management or similar agreement of the Selected Participant is terminated for other reasons than breach of said agreement, in each such case the Selected Participant may exercise all his Share Options that have become Vested Share Options at the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant, at the time and in accordance with the conditions set forth in the Plan, within a period of one year as from the Date of Termination of the employment agreement, management agreement or similar agreement.

The Vested Share Options that are not exercised within the period referred to in the previous paragraph shall automatically lapse and become null and void. The Share Options that have not become Vested Share Options at the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant, automatically lapse and become null and void.

Upon termination of (i) the Director’s mandate of the Selected Participant for breach of his duties as a Director, (ii) the employment agreement of the Selected Participant for serious cause, or (iii) management or similar agreement of the Selected Participant for breach of said agreement, all Share Options granted to the Selected Participant shall, unless determined otherwise by the Board of Directors, whether vested or not, automatically become definitely non-exercisable as from the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant.

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7.1.4	Consequences of legal retirement, disability or serious disease

In case the holder of a Share Option is a natural person, the following will apply: in the event of termination of the Director’s mandate, employment agreement, management agreement or similar agreement of the Selected Participant, as relevant, as a consequence of legal retirement, disability or serious disease, the (at that time) Vested Share Options shall remain exercisable for the remaining term of the Share Options pursuant to the terms and conditions set forth in the Plan.

7.2 Exercise Period

Vested Share Options can only be exercised during the following periods: during the term of the Share Options, between 1 March and 31 March, and between 1 September and 30 September. Each Exercise Period shall close on the last Business Day of the particular Exercise Period.

The Board of Directors may, however, in its absolute discretion, provide for additional Exercise Periods and do so for instance in case of a Public Takeover Bid (e.g. in case all Share Options automatically vest in accordance with 7.1.1 in fine above).

7.3 Partial exercise

A Selected Participant may exercise all or part of his/her Vested Share Options. However, it is not possible to exercise a Share Option with respect to fractions of Shares.

7.4 Exercise procedure

A Share Option shall be deemed to have been exercised upon receipt by the Company, at the latest on the last Business Day of the Exercise Period, of:

(i)	a Notification signed by the Selected Participant and stating that a Share Option or a specified number of Share Options is exercised;

(ii)	evidence of complete payment of the Exercise Price, within thirty (30) calendar days following the last Business Day of the Exercise Period in which the Share Options were exercised, for the number of Shares as indicated in the Notification provided sub (i), by bank transfer to a blocked account of the Company whose number is communicated by the Company;

(iii)	in the event that a Share Option is exercised by a person or persons other than the Selected Participant, suitable proof of the right of this person or these persons to exercise the Share Option; and

(iv)	Any and all statements and documents, which the Board of Directors deems desirable or necessary in order to comply with all applicable legal and regulatory provisions, and the submission of which the Board of Directors consequently requests.

English translation - For information purposes only

7.5 Conditions for the issuance of Shares

7.5.1	The Company shall only be obliged to issue the Shares as a result of the exercise of the Share Options, by registration in the Company’s share register or any other manner prescribed by the Belgian Companies and Associations Code, after all of the preceding conditions set forth in article 7.4 have been fulfilled and following the completion of the capital increase mentioned below.

7.5.2	The Board of Directors, or one member thereof or any other person specifically delegated for such purpose, shall, in accordance with article 7:187 of the Belgian Companies and Associations Code (or any other provision having the same purport), have the capital increase resulting from the exercise of the Share Options, and the fully paid in Shares thus subscribed for, acted before a notary public within sixty (60) days after the closing of the Exercise Period in which the Share Options were exercised.

7.5.3	If, at the time of exercise of the Share Options, the Shares are admitted to listing and/or trading on the regulated market of Euronext Brussels, another regulated market or another trading platform, the Company shall use reasonable efforts in order to take such actions and make such filings as shall be necessary to have the Shares that are issued upon exercise of the relevant Share Options admitted to listing and/or trading on the regulated market of Euronext Brussels, such other regulated market or such other trading platform under the timeline as shall be decided by the Board of Directors.

7.5.4.	The Company may at its discretion postpone the delivery of the Shares, if this is necessary in order to comply with the applicable regulations or provisions of whatever nature, including but not limited to public offer, registration and other obligations with respect to the Shares of the Company, as the Company deems appropriate.

ARTICLE 8 – CHANGE IN THE CAPITAL STRUCTURE OF THE COMPANY – EXERCISE OF THE Share OPTIONS BY VIRTUE OF LAW

8.1 Change in the capital structure of the Company

Contrary to article 7:71 of the Belgian Companies and Associations Code, the Company explicitly reserves the right to take all possible decisions and to enter into all possible transactions that may have an impact on its capital, on the distribution of profits or on the distribution of liquidation proceeds or that may otherwise affect the rights of the Selected Participants.

Should the rights of the Selected Participant be affected by such decision or transaction, then the Selected Participant shall not be entitled to a change of the Exercise Price, a change of the exercise conditions or any other form of (financial or other) compensation, unless such a decision or transaction would have as its main purpose to prejudice the rights of the holders of the Share Options.

In case of a merger, de-merger or share split of the Company, the rights attached to the outstanding Share Options and/or Exercise Price of the Share Options, shall be adapted in accordance with the conversion ratios applied at the occasion of the merger, de-merger or share split to the other shareholders.

8.2 Exercise of the Share Options by virtue of law

If a Share Option which is not exercisable or which cannot be exercised pursuant to the issuance conditions (as determined in this Plan) becomes prematurely exercisable on the basis of article 7:71 of the Belgian Companies and Associations Code and is also exercised pursuant to said article, the Shares obtained by exercising the Share Option shall not be transferable, unless explicitly agreed upon by the Board of Directors, until the time the underlying Share Options would have become exercisable in accordance with the Plan.

English translation - For information purposes only

ARTICLE 9 – MISCELLANEOUS

9.1 Taxes and social security

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or practice, to withhold from any cash payment made to a Selected Participant, and/or the Selected Participant shall be obliged to pay to the Company or to a Subsidiary (if requested for by the Company or a Subsidiary), the amount of any tax and/or social security contributions, if any, attributable to or payable in connection with the grant, vesting or exercise of any Share Options or attributable to or payable in connection with the delivery of the Shares.

The Company or a Subsidiary shall also be entitled, in accordance with the applicable law or practice, to make the necessary reporting, required as a result of the grant of Share Options, their vesting, their exercisability or the delivery of the Shares.

9.2 Costs

Stamp duties and other similar duties or taxes levied upon exercise of the Share Options and/or the delivery of the new Shares shall be borne by the Selected Participant.

Costs related to the capital increase that shall take place upon the exercise of the Share Options shall be borne by the Company.

9.3 Applicable law and competent courts

Belgian law governs the Plan. Disputes shall fall under the exclusive jurisdiction of the courts and tribunal of the jurisdiction where the Company has its registered office.

Share Options subscribed for in the framework of this Plan shall be governed by and construed in accordance with the laws of Belgium.

9.4 Notifications

Each Notification to a Selected Participant shall be made to the address mentioned in the register of subscription rights holders or the relevant notice details as set out in the agreement between the Company and the Selected Participant pursuant to which the Share Options were granted. Each Notification to the Company, a Subsidiary or the Board of Directors shall be validly made to the address of the registered office of the Company. Address changes must be communicated in accordance with this provision.

9.5 Relation to Selected Participant’s agreement

Notwithstanding any provision of the plan, the rights and obligations of a Selected Participant as determined under the terms of the Selected Participant’s employment agreement or management agreement or similar agreement with the Company or any Subsidiary shall not be affected by the Selected Participant’s participation in the Plan or by any right that the Selected Participant may have to participate therein. A Selected Participant who subscribes for Share Options pursuant to the Plan shall have no rights to compensation or damages in consequence of the termination of the Selected Participant’s employment agreement, or management agreement or similar agreement with the Company or a Subsidiary for any reason whatsoever, insofar as those rights arise or may arise from the termination of the rights which the Selected Participant would have or of the claims which the Selected Participant could make relating to the exercise of the Share Options under the Plan as a result of the termination of such Selected Participant’s employment agreement, or management agreement or similar agreement, or from the loss or reduction in value of the rights or advantages.